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                                                                    Exhibit 7(b)

                                LETTER OF INTENT

                             DATED DECEMBER 07, 2000

BETWEEN: ESYNCH CORPORATION ("eSYNCH") is a corporation duly incorporated under the laws of Delaware, having its head office at 15502 Mosher Ave. Tustin, CA 92780, and is an operating Internet development company that focuses on streaming and video-on-demand media applications, and is represented by its Chief Executive Officer, Thomas Hemingway.

AND: STREAMEDIA COMMUNICATIONS INC. ("STREAMEDIA") is a corporation duly incorporated in Delaware, having its head office at 244 West 54th Street, New York, New York 10019, and is an operating Internet development company that focuses on streaming media applications, and is represented by its President, Henry Siegel.

THE PARTIES HEREBY AGREE TO THE FOLLOWING LETTER OF INTENT:

1. MERGER. STREAMEDIA and eSYNCH agree that, subject to approval by the shareholders of STREAMEDIA and eSYNCH, eSYNCH will merge with a wholly owned subsidiary of STREAMEDIA (the "Transaction"). The parties will structure the transaction in a manner so that each party can comply with applicable legal, tax and accounting requirements.

2. REVERSE SPLIT. Concurrent with the merger described in paragraph 1, the common stock of STREAMEDIA will undergo a reverse split. The ratio of the reverse split will depend on the price of the common stock (par value of $0.001 per share) of STREAMEDIA ("old STREAMEDIA stock") at the time the parties enter into the Transaction Agreement, which is described in paragraph 5.

         a. RATIO. STREAMEDIA and eSYNCH anticipate that the ratio will likely be one new share ("new STREAMEDIA stock") for at least each five shares of old STREAMEDIA stock.

         b. PROCEDURE. The STREAMEDIA board of directors will determine the reverse split ratio and present it to the shareholders of STREAMEDIA in the resolution declaring the advisability of the merger between STREAMEDIA and eSYNCH, as required by Delaware law. Both parties understand that the goal of the reverse split is so the new STREAMEDIA stock will trade at or above $10.00 per share.

3. TERMS OF TRANSACTION AGREEMENT. The following terms shall be contemplated by the Transaction Agreement:

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         a.       CONSIDERATION. In the Transaction, STREAMEDIA will issue
                  shares of authorized and previously unissued common stock to shareholders of eSYNCH.

         b. SHARE ISSUANCE RATIO. STREAMEDIA will issue common stock, as described in this paragraph 3, that upon consummation of the Transaction, each eSYNCH shareholder will receive shares of old STREAMEDIA stock at the following ratio:

                           For each share of eSYNCH held, the shareholder will receive 3 shares of old STREAMEDIA stock (or $6.00 worth of old STREAMEDIA stock, as valued by the closing share price on the trading date prior to the closing of the Transaction).

         c. ADJUSTMENT. The ratio described in this paragraph 3 will be adjusted to account for the reverse stock split that will occur before the Transaction, as described in paragraph 1.

         d. ESYNCH OPTIONS AND WARRANTS. STREAMEDIA shall assume options, warrants, and other securities of eSYNCH in accordance with the terms of those securities.

         e. REGISTRATION OF ISSUED STOCK. Unless exempt from registration under the Securities Act of 1933, STREAMEDIA agrees to register the common stock that STREAMEDIA will provide to eSYNCH shareholders under this paragraph 3, and to qualify these securities under applicable state securities laws (unless an exemption applies). STREAMEDIA also agrees to register the options or warrants that it will assume under this paragraph 3 with the Securities and Exchange Commission and applicable state securities authorities, unless exempt from such registration requirements.

         f. TIMING. Both parties will act in good faith to complete the transaction as soon as reasonably possible. The parties intend to immediately negotiate the definitive agreements, and commence preparation of all necessary filings.

         g. REQUIRED CONSENTS. Each of the parties will use its best efforts to obtain all necessary consents required of it from third parties relating to the Transaction, and to cooperate with the other party in its efforts in such respects.

4.       APPROVALS AND CONSENTS.

         a. SHAREHOLDER CONSENT. It is currently anticipated that the Transaction shall require approval of each respective party's Board of Directors and stockholders, as may be required by their governing documents and applicable law. If approval of stockholders is required for the Transaction, the Board of Directors of STREAMEDIA and the Board of Directors of eSYNCH will, consistent with their fiduciary duties, recommend the Transaction to their respective stockholders, and, subject to the requirements of applicable law, will seek written consent from their respective stockholders.


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         b.       CONSULTATION. Both parties and their respective
                  representatives or counsel will consult with each other concerning the form and content of the consent described in this paragraph 4.

         c. STREAMEDIA -- TERMINATION. The Board of Directors of STREAMEDIA may, in its discretion, elect to not consummate the Transaction if its new common stock does not have a value of $10.00 or more per share or if the ratio of the reverse split described in paragraph 1 is greater than 1 for 5 to attain a price of at least $10.00 per share by the trading day before the day the Transaction is scheduled to close.

         d. ESYNCH -- TERMINATION. eSYNCH's Board of Directors may, in its discretion, not consummate the Transaction if STREAMEDIA's new Common Stock has not continued to be listed on the Nasdaq SmallCap Market, or does not close at a price of $10.00 or more per share as of the trading day before the day the Transaction is scheduled to close.

         e. OTHER CONSIDERATIONS. The compensation committees of the Board of Directors of both STREAMEDIA and eSYNCH shall jointly consider such additional matters as employee equity incentives, steps necessary to assume and continue plans or create plans as may be in the best interests of the combined entity after the Transaction.

5.       CONDITIONS.

         a. TRANSACTION AGREEMENT. STREAMEDIA and eSYNCH agree they will enter into a written Transaction Agreement and related agreements and documents, to be drafted by counsel for STREAMEDIA, containing customary representations and warranties with respect to the Company and for the transactions contemplated hereby and which shall be acceptable to both parties and their respective counsels.

         b. FINANCIAL INFORMATION. eSYNCH will allow STREAMEDIA representatives full and complete access to the books and records relating to eSYNCH, including financial statements, tax returns, facilities, independent accountants and certain key employees, regional sales managers, sales consultants and purchasers and users of the eSYNCH's products. Any non-public information obtained by STREAMEDIA or its representatives in this connection will be maintained as confidential.

         c. REPRESENTATIONS AND WARRANTIES. The Transaction Agreement shall contain representations and warranties both by STREAMEDIA and eSYNCH that are normally found in such agreements as well as representations and warranties required specifically for the purpose of the transaction contemplated herein. The extent of the indemnity offered by the parties in the final closing Transaction Agreement shall be negotiated to each party's satisfaction and will be a condition to the final closing.



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         d.       CONFIDENTIALITY. STREAMEDIA and eSYNCH will undertake not
                  to disclose or reveal, directly or indirectly, to anyone, information about this Letter or the contemplated Transaction Agreement or any related documents. It is however agreed that STREAMEDIA and eSYNCH shall not be bound by the present Section when such disclosure pertains to the mandatory disclosures that STREAMEDIA or eSYNCH are obligated to make according to applicable Securities Laws or any other law to the same effect. STREAMEDIA and eSYNCH will take all necessary actions to fully ensure the confidentiality of any information exchanged.

         e. GOVERNING LAWS. The applicable laws of the State of New York shall govern this Letter.

         f. EXPENSES. Each Party shall each be liable for its own expenses concerning this transaction.

         g. PUBLICITY. The Parties each agree that they will not make any public disclosure of the contents of this Letter or the transactions contemplated hereby without obtaining the prior written approval of the other Party hereto, except to the extent that such disclosure may be required by law, in which case the Party required to make such disclosure shall give the other Party 72 hours prior written notice of such disclosure.

6.       OTHER.

         a. RIGHT OF FIRST REFUSAL. Until this Letter is terminated pursuant to Section 7, neither STREAMEDIA nor its agents or representatives shall, without the prior consent of eSYNCH, sell, agree to sell, enter into negotiations to sell, or discuss the sale or transfer of any material portion of the assets or stock of STREAMEDIA, or any interest or right therein, to or with any party except as disclosed to eSYNCH in advance and agreed upon by both parties.

         b. FEES AND EXPENSES. Each party agrees to pay the legal, accounting and other fees and expenses incurred by it with respect to the transactions contemplated herein, whether or not the Transaction is consummated.

         c. FINANCING. Simultaneous with the closing, eSynch agrees to assist in the raising a minimum $5 million, through a private placement of Stream Media stock.

7.       PERIOD THIS LETTER IS VALID.

         This present Letter of Intent is valid for a period two (2) days ending December 08, 2000.


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         If both parties do not agree to this Letter within this period, the
         Letter will be considered null and void.

BINDING OFFER

Except for the Paragraphs 5.d., 6, and 7, which each shall be binding on the parties, both eSYNCH and STREAMEDIA understand and agree that this Letter shall not be interpreted as a binding contract between them. The parties acknowledge that this Letter does not contain all the material terms and provisions that will be applicable to the Transaction and is subject to Board of Directors' and shareholders' approval. Paragraphs 5.d., 6, and 7 shall be binding obligations of each party during the term of this Letter, and Paragraph 5.d. shall survive the termination of this Letter. The parties agree that this Letter does not (other than with respect to Paragraphs 5.d., 6, and 7) create any binding obligation on either party, but merely expresses the intent of both STREAMEDIA and eSYNCH to proceed with the negotiation and preparation of definitive agreements reflecting these transactions. Subject to the conditions herein, and upon signing the Transaction Agreement, the terms and provisions of such agreement shall supersede this Letter.



AND eSYNCH SIGNS the present Letter this 07 day of December 2000.

eSYNCH, by:

  /s/ Thomas Hemingway
------------------------------------------
Thomas Hemingway, Chief Executive Officer
For:  eSynch Corp.

The present Letter is agreed to by STREAMEDIA, this 07 day of December, 2000.

STREAMEDIA, by:


  /s/ Henry Siegel
------------------------------------------
Henry Siegel, President and CEO
For:  Streamedia Communications, Inc.



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